

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

Via Facsimile
Mr. Ronald J. Fior
Chief Financial Officer
Callidus Software Inc.
6200 Stoneridge Mall Road, Suite 500
Pleasanton, CA 94588

> **Re: Callidus Software Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 000-50463**

Dear Mr. Fior:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

1.   We note that during 2011 you completed the sale of $80.5 million of 4.75% convertible senior notes. Please tell us your consideration for disclosing the details of these notes in your liquidity and capital resources section and your consideration for including these notes, including any interest payments, in your contractual obligations and commitments table on page 50. Refer to Item 303 of Regulation S-K and Section IV.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1 – The Company and Significant Accounting Polices

Revenue Recognition

Multiple-deliverable arrangements with on-premise license, page 74

2.   With respect to your multi-element software arrangements, please tell us whether you
        have established vendor-specific objective evidence (VSOE) of fair value for each
        element. To the extent applicable, please describe, in detail, your methodology for
        establishing VSOE of maintenance and professional services. If VSOE of maintenance is
        based on stated renewal rates, please tell us how you determined the renewal rates are
        substantive. In this regard, please provide the range of renewal rates and tell us what
        percentage of your customers actually renews at such rates. Alternatively, if VSOE is
        based on stand-alone sales, provide the volume and range of standalone sales used to
        establish VSOE. We further note on page 5 that you two levels of support. Please tell us
        how the pricing of any premium support affects the allocation of revenue in your
        multiple-element arrangements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

       You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief